

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 1 2009
508

SEC FILE NUMBER
8- 46299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Streamline Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Greenworth Place
(No and Street)

Santa Barbara	California	93108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Gevirtz — (805) 565-2232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Gevirtz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streamline Capital Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Calif

County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 13 day of January, 2009 by Steven L. Gevirtz personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

Title

MARY L. ORTEGA
Commission # 1708730
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Streamline Capital Corporation:

We have audited the accompanying statement of financial condition of Streamline Capital Corporation (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streamline Capital Corporation as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 25, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Streamline Capital Corporation
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 63,727
Marketable securities, at fair market value	454,388
Notes receivable	747,610
Furniture, fixtures, and equipment, net	5,543
Prepaid expenses	1,400
Total assets	$ 1,272,668

Liabilities & Stockholder's Equity

Liabilities	
Accrued expenses	$ 1,375
Total liabilities	1,375
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized 100 shares issued and outstanding	12,000
Additional paid-in capital	283,521
Retained earnings	975,772
Total stockholder's equity	1,271,293
Total liabilities & stockholder's equity	$ 1,272,668

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Consulting fees	$ 60,000
Interest and dividends	13,886
Impairment loss on investment	(337,496)
Total revenues	(263,610)
Expenses	
Employee compensation and benefits	38,697
Commissions and consulting fees	16,598
Communications	4,369
Occupancy expense	19,933
Interest	6
Tax and license fees, other than income	177
Other operating expenses	78,528
Total expenses	158,308
Net income (loss) before income tax provision	(421,918)
Income tax provision	800
Net income (loss)	$ (422,718)

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 12,000	$ 283,521	$ 1,821,442	$ 2,116,963
Capital distribution	–	–	(422,952)	(422,952)
Net income (loss)	–	–	(422,718)	(422,718)
Balance at December 31, 2008	$ 12,000	$ 283,521	$ 975,772	$ 1,271,293

The accompanying notes are an integral part of these financial statements.

Streamline Capital Corporation
Statement of Cash Flow
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (422,718)
Adjustments to reconcile to net income to net cash provided by (used in) operating activities:		
Depreciation	$ 1,740	
Impairment loss on investment	337,497	
(Increase) decrease:		
Marketable securities, at fair market value	367,162	
Prepaid expenses	800	
(Decrease) increase in:		
Accrued expenses	19	
Margin payable	(150,500)	
Sublease deposits	(2,000)	
Total adjustments		554,718
Net cash provided by (used in) operating activities		132,000
Cash flows from investing activities:		
Note receivable	6,000	
Net cash provided by (used in) investing activities		6,000
Cash flows from financing activities:		
Capital distribution	(422,952)	
Net cash provided by (used in) financing activities		(422,952)
Net increase in cash		(284,952)
Cash at beginning of year		348,679
Cash at end of year		$ 63,727
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ –	
Interest paid	$ 6	

Supplemental disclosure of noncash activities:
The Company has applied Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") to its investments. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. During December 31, 2008, the Company wrote off its $337,497 investment in convertible preferred stock due to doubts of the viability of the issuing company. The issuing company has been downgraded to a CCC/Negative credit rating and is currently restructuring. Management feels that it is highly unlikely that it will realize its investment.

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Streamline Capital Corporation (the "Company") was incorporated in California in June of 1993, under the name of Protective Brokerage Corporation. In January of 1997, the Company changed its name to Streamline Capital Corporation. The Company first began receiving revenue in 1997.

The Company operates under a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Consulting fee income is earned from retainers paid for merger and investment banking business. Additionally, transaction fees are earned in the form of commission income, based on the completion of corporate finance transactions. To date, clients have participated in a broad array of industries, including telecommunications, healthcare, apparel packaging, consumer products, utility outsourcing and defense.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Furniture, fixtures, and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, fixtures, and equipment are depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

The Company recognizes its retainer fee income when earned. The retainer fees are received from clients typically on a monthly basis as outlined in the Investment Banking Agreement at inception and are not contingent on the completion of a transaction. In the case of valuation work, 50% of the fee is usually paid up-front, with the remaining 50% payable upon the delivery of the final product.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise tax of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT FAIR MARKET VALUE

Marketable securities, at fair market value consist of mutual funds. At December 31, 2008, the securities are recorded at their fair market value of $454,388.

Note 3: NOTES RECEIVABLE

At December 31, 2008, the Company had two promissory notes outstanding with interest rates of 15% and 20% respectively. The loans are collateralized by a $1.5 million life insurance policy with a cash surrender value of $100,371.

Note 1	$ 424,000
Note 2	194,000
	618,000
Accrued interest	129,610
Total notes receivable	$ 747,610

Note 4: FURNITURE, FIXTURES, AND EQUIPMENT, NET

Furniture, fixtures, and equipment are recorded at cost.

		Depreciable Life Years
Office equipment	$ 5,954	5
Furniture and fixtures	3,843	7
	9,797	
Less accumulated depreciation	(4,254)	
Furniture, fixtures, and equipment, net	$ 5,543	

Depreciation expense for the year ended December 31, 2008 was $1,740.

Note 5: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the California minimum tax provision on income. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased from $100,000 to $250,000. The new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in the financial institution were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

NOTE 7: RELATED PARTY

The Company has entered into a FINRA approved expense sharing agreement with it's sole shareholder. Under the agreement, the Company will incur a monthly fee of $1,483 for occupancy. For the year ended December 31, 2008, the Company charged $17,798 to occupancy expenses under this agreement.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Streamline Capital Corporation
Notes to Financial Statements
December 31, 2008

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $471,180, which was $466,180, in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($1,375) to net capital was 0.00 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $66,788 difference between the computation of net capita under SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 404,392
Adjustments:		
Total equity	$ (340,037)	
Non-allowable asset	2,541	
Haircuts and undue concentration	404,284	
Total adjustments		66,788
Net capital per audited statements		$ 471,180

Streamline Capital Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 12,000	
Additional paid-in capital	283,521	
Retained earnings	975,772	
Total stockholder's equity		$ 1,271,293
Less: Non-allowable assets		
Notes receivable	(747,610)	
Furniture, fixtures, and equipment, net	(5,543)	
Prepaid expenses	(1,400)	
Total adjustments		(754,553)
Net capital before haircuts		516,740
Less: Haircuts and undue concentration		
Haircuts on mutual funds	(31,525)	
Haircuts on money market	(81)	
Undue concentration	(13,954)	
Total adjustments		(45,560)
Net capital		471,180
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 92	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 466,180
Ratio of aggregate indebtedness to net capital	0.00:1	

There is a $66,788 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 10.

See independent auditor's report.

Streamline Capital Corporation
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Streamline Capital Corporation
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Streamline Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Streamline Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008



Certified Public Accountants

Board of Directors
Streamline Capital Corporation:

In planning and performing our audit of the financial statements of Streamline Capital Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard + Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 25, 2009


SEC
Mail Processing
Section
MAR 3 1 2009
Washington, DC
105

Streamline Capital Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008